# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ramaco Resources, Inc., CIK 0001687187
CUSIP: 75134P303
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Date of event which requires filing of this statement: 03/27/2026
Amends the filing with accession number 0001193125-17-050444
Filed by CIK 0001667954
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2828 Routh Street, Dallas, Texas (TX), 75201, (214) 233-4537

## Reporting persons
- Yorktown Energy Partners XI, L.P. (CIK 0001667954): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,979,968; sole dispositive power 0; shared dispositive power 2,979,968; aggregate amount beneficially owned 2,979,968 (5.32% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 55,963,520 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Ramaco Resources, Inc. (the "Issuer") outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Yorktown XI Co LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,979,968; sole dispositive power 0; shared dispositive power 2,979,968; aggregate amount beneficially owned 2,979,968 (5.32% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 55,963,520 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown XI Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,979,968; sole dispositive power 0; shared dispositive power 2,979,968; aggregate amount beneficially owned 2,979,968 (5.32% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 55,963,520 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Ramaco Resources, Inc.
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Comment: This Amendment No. 4 amends the Schedule 13D with respect to the shares of Class A Common Stock, of the Issuer, previously filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership Yorktown XI Company LP, a Delaware limited partnership, and Yorktown XI Associates LLC, a Delaware limited liability company (together, the "Reporting Persons") with the SEC on February 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on November 21, 2023, as further amended by Amendment No, 2, filed with the SEC on March 31, 2025, as further amended by Amendment No. 3, filed with the SEC on August 11, 2025 (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

As of March 27, 2026, each of the Reporting Persons beneficially owns 2,979,968 shares of Class A Common Stock of the Issuer, representing 5.32% of the issued and outstanding shares of Class A Common Stock of the Issuer (based on 55,963,520 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026). Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

As of March 27, 2026, Yorktown Energy Partners XI, L.P. directly owns 2,979,968 shares of Class A Common Stock of the Issuer. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. Yorktown XI Associates LLC has the sole power to cause Yorktown XI Company LP to cause Yorktown Energy Partners XI, L.P. to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety by the following:

From March 5, 2026 through March 27, 2026, Yorktown Equity Partners XI, L.P. sold 806,929 shares of Class A Common Stock of the Issuer in a series of open market sales. Except as disclosed in the table below, there have been no transactions in the shares of Class A Common Stock by the Reporting Persons in the last 60 days:

Date of Sale Number of Shares Weighted Average Price Per Share
March 5, 2026 8,115 $15.1791(1)
March 17, 2026 80,683 $14.2172(2)
March 18, 2026 80,683 $13.7665(3)
March 19, 2026 161,366 $14.4059(4)
March 20, 2026 80,683 $13.4811(5)
March 23, 2026 80,683 $13.5327(6)
March 24, 2026 80,683 $14.0004 (7)
March 25, 2026 80,683 $14.0605 (8)
March 26, 2026 80,683 $13.6721 (9)
March 27, 2026 72,567 $15.3076(10)

1. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.60, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7) , (8), (9), and (10) herein.
2. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.905 to $14.4225, inclusive.
3. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.585 to $14.10, inclusive.
4. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $12.7075 to $15.077, inclusive.
5. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.10 to $14.0977, inclusive.
6. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.20 to $13.85, inclusive.
7. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.31 to $14.5711, inclusive.
8. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.80 to $14.35, inclusive.
9. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.335 to $14.04, inclusive.
10. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $13.97 to $15.7783, inclusive.

## Signatures
- Yorktown Energy Partners XI, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (03/31/2026)
- Yorktown XI Co LP: /s/ Bryan H Lawrence, Managing Member of the general partner (03/31/2026)
- Yorktown XI Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (03/31/2026)